October 7, 2014

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I, File Nos. 333-187668 and 811-22819

Ladies and Gentlemen:

Ms. Mary Cole of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments, on September 15, 2014, regarding the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of Tuttle Tactical Management U.S. Core ETF (the “Fund”), a series of the ETFis Series Trust I (the “Trust”). The following are the comments provided and the Trust’s response to each:

Prospectus

Fees and Expenses of the Fund

1.	In the line item for “Distribution and/or Service (12b-1) Fees” contained in the fee table on page 3 of the Prospectus, delete “/or”.

RESPONSE: The requested change has been made.

Principal Investment Strategy

2.	Please explain supplementally to what extent the Fund expects to invest in inverse ETFs and leveraged ETFs.

RESPONSE: The Sub-Adviser currently expects that under normal circumstances the Fund will invest not more than 25% of the Fund’s total assets in leveraged ETFs. The Fund does not expect to invest in inverse ETFs, and all references to inverse ETFs in the sections of the Prospectus entitled “Principal Investment Strategy” and “Principal Risks of the Fund” have been deleted.

3.	Please move the section entitled “Temporary Defensive Positions” to the Fund’s disclosures in response to Item 9 of Form N-1A.

RESPONSE: The requested change has been made.

Principal Risks

4.	Please clarify in the disclosure entitled “Leveraged and Inverse ETF Risk” on page 6 of the Prospectus that the stated period of time over which a leveraged ETF is designed to double or triple an index’s performance is longer than one day.
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RESPONSE: As stated above, references to Inverse ETFs have been deleted. The disclosure entitled “Leveraged and Inverse ETF Risk” has been renamed “Leveraged ETF Risk” and revised to state as follows: (Applicable changes are underlined.)

“Leveraged ETF Risk. Leveraged ETFs involve additional risks and considerations not present in traditional ETFs. Leveraged ETFs are designed to double or triple the performance of a particular index. Leveraged ETFs “reset” over short periods of time, meaning they are designed to deliver their stated returns only for the length of their reset periods (typically daily or monthly), and are not designed to deliver their returns intraday or over periods longer than the stated reset period. Instead, because of the structure of these products, their rebalancing methodologies and the effects of compounding, maintaining holdings beyond the reset period can lead to results very different from a simple doubling, tripling, or inverse of the benchmark's average return over the same period of time. This difference in results can be magnified in volatile markets. Further, leveraged ETFs may have lower trading volumes or may be less tax efficient than traditional ETFs. For these reasons, leveraged ETFs are typically considered to be riskier investments than traditional ETFs.”

Investment Objectives, Principal Investment Strategy and Related Risks

5.	The Fund’s disclosures in response to Item 9 of Form N-1A entitled “Investment Objective” and “Principal Investment Strategies” beginning on page 9 of the Prospectus appear to be a repetition of the Fund’s disclosures in response to Item 4 of Form N-1A set forth on pages 3-7 of the Prospectus. Consistent with the SEC’s Division of Investment Management’s “Guidance Regarding Enhanced Mutual Fund Disclosure”, published in June 2014, please consider either adding additional information to your Item 9 disclosure or delete the repetitive disclosures.

RESPONSE: The repetitive disclosures have been deleted from the Fund’s Item 9 disclosure.

STATEMENT OF ADDITIONAL INFORMATION

6.	Please confirm that the Redemption Transaction Fee for the Fund will not exceed 2% of the amount redeemed.

RESPONSE: The Trust confirms that the Redemption Transaction Fee for the Fund will not exceed 2% of the amount redeemed.

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please contact Jeffrey T. Skinner at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ William J. Smalley

William J. Smalley

President, ETFis Series Trust I

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